Imperial Metals

Third Quarter Report
September 30, 2008

2008 THIRD QUARTER REPORT

TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three and nine months ended September 30, 2008 and September 30, 2007 are summarized below and discussed in detail in the Management's Discussion and Analysis.

Third Quarter Financial Results	Three Months Ended Sept 30		Nine Months Ended Sept 30	
(unaudited) in thousands except per share amounts	2008	2007	2008	2007
Revenues	$53,642	$84,784	$235,150	$232,240
Operating Income	$9,885	$24,603	$95,220	$65,673
Net Income	$23,452	$7,576	$69,353	$8,878
Net Income Per Share	$0.72	$0.23	$2.13	$0.28
Adjusted Net Income [(1)]	$5,361	$12,184	$59,978	$42,373
Adjusted Net Income Per Share [(1)]	$0.17	$0.37	$1.84	$1.34
Cash Flow [(1)]	$7,891	$22,156	$92,544	$70,039
Cash Flow Per Share [(1)]	$0.24	$0.68	$2.84	$2.22

Revenues were $53.6 million in the September 2008 quarter compared to $84.8 million in the 2007 quarter. Concentrate inventory levels returned to normal levels in the September 2008 quarter from the lower balances at June 30 and this, along with normal production levels, resulted in normal levels of ocean shipments in the September 2008 quarter. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

Operating income for the three months ended September 30, 2008 decreased to $9.9 million from $24.6 million in the September 2007 quarter.

Net income was $23.4 million in the September 2008 quarter compared to $7.6 million in the 2007 quarter. Adjusted net income in the quarter was $5.4 million or $0.17 per share, versus $12.2 million or $0.37 per share in the September 2007 quarter. Adjusted net income is calculated by removing the unrealized gains and losses, net of related income taxes, resulting from mark to market revaluation of copper hedging and removing the unrealized share based compensation expense, net of taxes. Adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current period financial results excluding the effect of items not settling in the current period.

Copper prices in the September 2008 quarter remained in range that resulted in minimal realized losses on derivative instruments of $1.4 million in the quarter compared to a loss of $6.1 million in the 2007 quarter. The decline in copper prices commencing in late September 2008 resulted in a large unrealized gain of $30.4 million in the September quarter compared to an unrealized loss of $5.2 million in the September 2007 quarter.

[(1)] Adjusted Net Income, Adjusted Net Income Per Share, Cash Flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performanc[redacted]

Cash flow decreased to $7.9 million in the September 2008 quarter compared to $22.2 million in 2007. The $14.3 million decrease is the result of lower operating margins on lower sales volumes and higher unrealized gains on derivative instruments.

Capital expenditures increased to $17.2 million from the $12.7 million in the comparative 2007 quarter. Expenditures in the September 2008 quarter were financed from cash flow from the Mount Polley and Huckleberry mines. At September 30, 2008 the Company had $62.0 million in cash, cash equivalents and short term investments.

During the September 2008 quarter the Company continued purchases under the Normal Course Issuer Bid and through November 3, 2008 the Company had purchased 414,887 common shares at a total cost of $2.6 million.

Mount Polley Mine

Mine Production	Nine Months Ended Sept 30	
(unaudited)	2008	2007
Ore milled (tonnes)	5,138,147	4,878,194
Ore milled per calendar day (tonnes)	18,752	17,869
Grade % - Copper	0.561	0.488
Grade g/t - Gold	0.304	0.243
Recovery % – Copper	74.08	79.41
Recovery % – Gold	69.09	70.79
Copper produced (lbs)	47,080,160	41,658,194
Gold produced (oz)	34,694	26,998
Silver produced (oz)	406,420	304,807

Mill through-put and copper head grade averaged 19,339 tonnes per operating day and 0.575% copper during the third quarter period. Year to date mill through-put and copper head grade are up 5% and 15% respectively compared to the 2007 nine month period.

Copper recovery for the nine months in 2008 is down about 5% compared to last year, 74% versus 79%. With a portion of mill feed coming from the more highly oxidized Springer pit, the copper oxide ratio for the first nine months of 2008 has been 15.7% up from 5.7% in the same period in 2007. The copper oxide ratio negatively impacts copper recovery as copper oxide minerals have poor flotation recoveries.

Mining in the Bell pit is now complete, and mining in the Wight pit is expected to be completed near year end. The Springer pit is scheduled to supply the majority of mill feed in 2009.

The current exploration program at Mount Polley has been focused on finding high grade ore to replace the Wight pit mill feed that has been available at Mount Polley for the last three years. Exploration has been successful in this task with high grade intervals being returned recently from drilling in the Boundary zone, Pond zone, and in the wall of the Wight pit. The drilling in the wall of the Wight pit further defined a high grade pod of mineralization called the Kidney zone. It is expected this pod will be mined following the completion of the currently planned Wight pit.

Work on the design of a pit to mine the mineralization discovered in the Pond zone is proceeding, and we plan to add this pit to the 2009 mine plan.

Imperial owns 100% of the Mount Polley open pit copper/gold mine located 56 kilometers northeast of Williams Lake, British Columbia.

Huckleberry Mine

Mine Production	Nine Months Ended Sept 30	
(100% - Imperial owns 50%) *(unaudited)*	2008	2007
Ore milled (tonnes)	4,457,955	4,876,843
Ore milled per calendar day (tonnes)	16,270	17,864
Grade (%) – Copper	0.313	0.481
Grade (%) – Molybdenum	0.006	0.015
Recovery (%) – Copper	88.50	87.8
Recovery (%) – Molybdenum	22.0	17.7
Copper produced (lbs)	27,246,753	45,435,101
Gold produced (oz)	2,305	5,071
Silver produced (oz)	182,696	161,015
Molybdenum produced (lbs)	137,407	278,063

As mining progresses in the Main Zone Extension (MZX), both the copper grade and the mill through-put increased from an average of 0.295% copper and 15,830 tonnes per day for the first quarter to 0.331% copper and 16,915 tonnes per day in this quarter. As a result, copper production increased from 8.2 million pounds in the first quarter to 10.1 million pounds this quarter.

Mine design work continues on a plan to further expand the MZX pit, the plan could potentially add about two years of mine life.

Exploration in 2008 focused on targets resulting from the regional exploration program. Six holes were completed at the Whiting Creek prospect, located 8 kilometres north of the Huckleberry mill.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, British Columbia.

Sterling

At the Sterling property, the completed phase of the underground drill program included 52 holes totaling over 13,000 feet. The objective of this program was to define and expand the 144 zone. Results confirmed high grade mineralization within the 144 zone; the discovery and definition of the east extension of the 144 zone; the discovery of an open mineralization trend on the west side of the 144 zone; and the discovery of the gold-hosting potential of the latite dike which divides the main 144 zone from the east extension.

An operations plan has been submitted and approved, and the required bonding has been placed with the State of Nevada and the Bureau of Land Management that would permit the restart of mining and heap leach operations at the Sterling mine.

The wholly owned Sterling gold property is located 185 kilometres northwest of Las Vegas, Nevada.

Red Chris

At the Red Chris property, a 17 kilometre exploration access was constructed over a four month period and completed in September 2008. The new road allows all weather access to the site and reduces the need for helicopter support resulting in safer working conditions, extends the working season and lowers exploration cost.

The Red Chris camp became operational in September and is currently being upgraded for winter operation. A 12 hole deep drill program is now underway in the East zone. The target depth of these holes is 1,500 metres and work is expected to extend into 2009.

The Red Chris property is located 80 kilometres south of Dease Lake in northwest British Columbia.

Outlook

With the dramatic and quick change in the price of metals, the Company will be reassessing mining and exploration plans for 2009. At our mining operations, the focus will be on cutting metal production costs. In the current price environment, exploration plans may be cut back, and the focus shifted to search for resources near existing processing facilities.

Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

Revenues were $53.6 million in the September 2008 quarter compared to $84.8 million in the September 2007 quarter. Shipments of concentrate in the 2008 quarter were at normal levels. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter.

Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business. In the September 2008 quarter, shipments were below production due to timing of shipments.

Operating income for the three months ended September 30, 2008 decreased to $9.9 million from $24.6 million in the September 2007 quarter.

The price of copper fell about 27% from June 30, 2008 to September 30, 2008 having a large impact on the valuation of the Company's hedge position. As a result the Company recorded a $29.0 million gain on derivative instruments in the September 2008 quarter compared to a loss of $11.2 million in the comparable 2007 quarter.

The Company had net income of $23.4 million in the quarter ended September 30, 2008 compared to income of $7.6 million in the 2007 quarter. The improved net income is primarily the result of large unrealized gains on derivative instruments in the September 2008 quarter compared to a loss on derivative instruments in the comparable 2007 period.

Adjusted net income in the quarter was $5.4 million or $0.17 per share compared to $12.2 million or $0.37 per share in the September 2007 quarter. Adjusted net income is calculated by removing the gains and losses, net of related income taxes, resulting from mark to market revaluation of copper hedging not related to the quarter and removing the unrealized share based compensation expense, net of taxes, as further detailed in the table below. This adjusted net income is not a term recognized under generally accepted accounting principles and is intended to provide additional information on the Company's earnings by excluding the impact of items not settled in the quarter.

Calculation of Adjusted Net Income	Three Months Ended Sept 30		Nine Months Ended Sept 30	
(unaudited) in thousands except per share amounts	2008	2007	2008	2007
Net Income as reported	$23,452	$7,575	$69,353	$8,877
Unrealized loss (gain) on derivative instruments, net of tax (c)	(16,382)	3,422	(5,428)	22,332
Unrealized expense (recovery) of share based compensation expense, net of tax	(1,709)	1,187	(3,946)	11,164
Adjusted Net Income	$5,361	$12,184	$59,979	$42,373
Adjusted Net Income Per Share	$0.17	$0.37	$1.84	$1.34

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper hedged.

(b) Effective with the June 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, flow through net income.

(c) The calculation of unrealized gain on derivative instruments for the three and nine months ended September 30, 2008 is net of the provision for loss on counterparty default on derivative instruments. The unrealized gains related to the derivative instruments with Lehman Brothers were written off at September 30, 2008 as described in Note 9 (a) to the unaudited consolidated financial statements for the nine months ended September 30, 2008.

Cash flow decreased to $7.9 million in the September 2008 quarter from $22.2 million in 2007. The $14.3 million decrease is the result of lower operating margins on lower sales volumes and higher unrealized gains on derivative instruments. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations

before the net change in working capital balances.

Capital expenditures were $17.2 million compared to the $12.7 million in the comparative 2007 quarter. Expenditures in the September 2008 quarter were financed from cash flow from the Mount Polley and Huckleberry mines. At September 30, 2008 the Company had $62.0 million in cash, cash equivalents and short term investments.

Derivative Instruments

The Company has not hedged gold or silver and to September 30, 2008 the CDN/US Dollar exchange rate. During the September 2008 quarter the Company recorded a gain of $29.0 million on derivative instruments for copper compared to the loss of $11.2 million in the September 2007 quarter. These gains and losses result from the hedges settled in the period and the mark to market valuation of the copper hedges held by the Company at period end. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper price compared to copper price at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

As at November 3, 2008 hedges for Mount Polley, excluding the hedges with Lehman Brothers Commodity Services Inc. described further below, cover about 41% of the December 2008 quarter copper settlements via min/max zero cost collars. About 35% of Mount Polley copper settlements for the first half of 2009 are covered via min/max zero cost collars. Hedges for Huckleberry include puts extending out to the first quarter of 2010, forward sales to the first quarter of 2010 and min/max zero cost collars to the third quarter of 2009. These hedges cover about 123% of Huckleberry copper settlements for the December 2008 quarter, of which 81% are covered by forward sales and the balance via puts.

At September 30, 2008 the Company has unrealized gains of $12.3 million on its derivative instruments. This represents the increase in fair value of the derivative instruments from the dates of purchase to September 30, 2008 due to changes in the price of copper.

At September 30, 2008 a portion of the Company's derivative instruments were with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman Brothers Holdings Inc. ("Lehman"). Both Lehman and LBCS have filed for bankruptcy protection. LBCS was not able to provide valuation of the derivative instruments (the "LBCS derivatives") held by the Company at September 30, 2008 and therefore the Company obtained valuations of the derivatives from other counterparties and recorded the value of the LBSC derivatives in its accounts based on those valuations. Due to the decline in the price of copper from the date the LBCS derivatives were entered into the valuation of the LBCS derivatives at September 30, 2008 was $6.7 million in favour of the Company. As a result of the bankruptcy filing of LBCS and Lehman, the uncertainty regarding the timing of, and the ultimate recovery of the LBCS derivatives, the Company has made a provision at September 30, 2008 for the gain of $6.7 million, all unrealized, related to LBCS derivatives.

Subsequent to September 30, 2008 the Company gave notice of default and termination of the derivative instruments to LBCS. The value of the LBCS derivatives on the termination date was US$21.9 million. The LBCS derivatives consisted of puts purchased by the Company which were financed by the sale of calls with no net cash outlay by the Company. The net impact on the financial statements of the Company resulting from the loss of the LBCS derivatives is the same as if the Company had never entered into the derivative instruments with LBCS.

All of the Company's derivative instruments, including the LBCS derivatives, are contracts that are settled on a financial basis. No physical sale or transfer of copper has or will take place pursuant to the contracts.

Refer to Note 9 to the unaudited consolidated financial statements for the three months ended September 30, 2008 for further details on the Company's derivative instrument holdings.

Share Based Compensation Expense

During the September 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes.

The liability associated with the Company's stock options are revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change is recognized in net income for the quarter. During the quarter ended September 30, 2008 the market price of the Company's common shares declined and therefore the Company recorded a recovery of share based compensation.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of November 3, 2008. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During the September 2008 quarter

General

Copper prices in US Dollars averaged US$3.49 in the 2008 third quarter, almost identical to the 2007 third quarter average of US$3.50/lb. The US Dollar compared to the CDN Dollar also averaged close to the same level in both quarters at $1.04 per CDN Dollar to each US Dollar. Combining the US Dollar copper price and the US Dollar/CDN Dollar exchange rate results in a Canadian Dollar copper price average of $3.64/lb in the September 2008 quarter compared to $3.66/lb in same 2007 period. Subsequent to September 30, 2008 copper prices declined substantially to the under US$2.00/lb range. Changes in the US Dollar/CDN Dollar exchange rate have an impact on US Dollar revenues when translated to Canadian Dollars. Until recently the last few years have seen a significant decline in the US Dollar/CDN Dollar exchange rate. This downward trend now appears to have been reversed and the Company will benefit from this change.

Huckleberry Mines Ltd.

The Company owns 50% of Huckleberry Mines Ltd, the owner and operator of the Huckleberry mine. Note 4 to the financial statements includes details of the Company's share of Huckleberry assets, liabilities, revenues and expenses included in the consolidated financial statements of the Company.

Exploration

Exploration expenditures at Mount Polley were $0.8 million in the September 2008 quarter compared to $0.7 million in the September 2007 quarter. Ongoing exploration drilling at the Southeast, Boundary and Northeast (Wight pit) zones in the September 2008 quarter resulted in all three areas returning intervals of high grade copper-gold mineralization. A total of 21 holes over 4,980 metres were completed. Drilling will continue in 2008 with the focus on further testing of these high grade zones, which could replace the Wight pit ore expected to be depleted this year.

At Huckleberry, the 2008 field season continued to focus on targets arising from the regional exploration program, and six diamond drill holes were completed in the Upper Ridge zone at Whiting Creek.

At the Sterling property, the completed phase of the underground drill program included 52 holes totaling over 13,000 feet. The objective of this program was to define and expand the 144 zone. Results confirmed high grade mineralization within the 144 zone; the discovery and definition of the east extension of the 144 zone; the discovery of an open mineralization trend on the west side of the 144 zone; and the discovery of the gold-hosting potential of the latite dike which divides the main 144 zone from the east extension. An operations plan has been submitted and approved, and the required bonding has been placed with the State of Nevada and the Bureau of Land Management that would permit the restart of mining and heap leach operations at the Sterling mine.

At the Red Chris property, a 17 kilometre exploration access was constructed over a four month period and completed in September 2008. The new road allows all weather access to the site and reduces the need for helicopter support resulting in safer working conditions, extends the working season and lowers exploration cost. The Red Chris camp became operational in September and is currently being upgraded for winter operation. A 12 hole deep drill program is now underway in the East zone. The target depth of these holes is 1,500 metres and work is expected to extend into 2009.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2007, however, due to the rapid decline in the price of copper subsequent to September 30, 2008 and the current economic uncertainty, the magnitude of these risks to the Company has increased as evidenced by the failure of a counterparty with which the Company has derivative instruments as disclosed under "Derivative Instruments" (page 6).

Critical Accounting Policies

The critical accounting policies adopted by the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2007.

Changes in Accounting Policies

(a) Capital Disclosures and Financial Instruments- Disclosures and Presentation

Effective January 1, 2008 the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation,

revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(b) Inventories

Effective January 1, 2008 the Company also adopted Section 3031, Inventories, which replaces Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company's consolidated financial position and results of operations.

(c) Other

No other new accounting policies were adopted by the Company in the nine months ended September 30, 2008 and the Company is not expected to adopt any new accounting policies in the balance of 2008.

Canadian generally accepted accounting policies will change effective January 1, 2011 when International financial reporting standards ("IFRS") will become mandatory in Canada. There will be significant changes to disclosures and the accounting for various financial statements items. The impact of these changes on the Company has yet to be determined as accounting policy choices under IFRS are subject to a number of reporting alternatives which have not yet been evaluated by the Company. These changes are substantial and their impact on financial, operational, disclosure, reporting and information technology and data systems, among others, needs to be examined by the Company. An implementation plan for the conversion to IFRS will being prepared and is expected to be ready by December 31, 2008.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2007

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended September 30, 2008 and the audited consolidated financial statements of the Company for the year ended December 31, 2007.

Financial Results

Overview

Net income for the September 2008 quarter was $23.4 million ($0.72 per share) compared to income of $7.6 million ($0.23 per share) in the comparative 2007 quarter.

Operating revenues were $53.6 million in the September 2008 quarter compared to $84.8 million in the comparative 2007 quarter.

The increased net income for the Company in the September 2008 quarter was primarily the result of large unrealized gains on derivative instruments compared to a loss on derivative instruments in the comparable 2007 period.

The Company's share of Huckleberry income proportionately consolidated in the September 2008 quarter was $6.2 million compared to $0.2 million in the comparative 2007 quarter. The increase in contribution from Huckleberry was due to large unrealized gains on derivative instruments off setting lower operating earnings.

Mount Polley operations, after depletion, depreciation and amortization, contributed $10.2 million to operating income in the September 2008 quarter compared to $19.0 million in the comparable 2007 quarter.

Mineral Production Costs

Mineral production costs were $37.4 million in the September 2008 quarter, comprised of $24.9 million from Mount Polley and $12.5 million representing the Company's 50% share of Huckleberry. This compares to $47.3 million in the September 2007 quarter comprised of $36.6 million from Mount Polley and $10.7 million from Huckleberry.

The unloading of the Wight pit highwall at Mount Polley was completed in February 2008 and this allowed for full access to Wight pit ore, and planned production levels since that time. Huckleberry results were impacted by increased stripping, lower grades and harder ore associated with the Main Zone Extension pit.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $8.1 million in the September 2008 quarter from $7.2 million in the September 2007 quarter as a result of higher depletion, depreciation and amortization rates on lower volumes of concentrate sold.

Share Based Compensation

Share based compensation expense was a recovery of $2.0 million in the September 2008 quarter compared to an expense of $1.5 million in the September 2007 quarter. As described under "Share Based Compensation Expense" (page 7) this expense will fluctuate from quarter as a result of the changes in market price of the Company's shares and the accretion of shares under the Company's stock option plans.

Interest Expense on Long Term Debt

Interest expense on long term debt in the third quarter of 2008 and 2007 was $0.3 million.

Other Interest Expense

Other interest expense decreased to under $0.1 million in the September 2008 quarter compared to $0.8 million in the 2007 quarter. The Company had lower average levels of short term debt in 2008 compared to the 2007 period when the Company borrowed to finance the acquisition of bcMetals Corporation ("bcMetals").

Foreign Exchange Gains and Losses

A $1.6 million foreign exchange gain was recorded in the September 2008 quarter compared a loss of $1.9 million in the 2007 quarter. The Canadian Dollar weakened versus the US Dollar in the September 2008 period compared to strengthening in the 2007 period. These gains and losses are due to foreign exchange rate movements on US Dollar denominated accounts receivable, derivative instrument and margin call deposits, net of US Dollar denominated short term debt and derivative instrument liabilities. These US Dollar balances are the result of Mount Polley and Huckleberry mine operations.

Realized and Unrealized Gains and Losses on Derivative Instruments

A gain of $29.0 million was recorded during the quarter ended September 30, 2008 compared to a loss of $11.2 million in the comparative 2007 quarter. These gains and losses are for the hedges settled in the quarter as well as the revaluation of hedges outstanding at the period end. The ultimate gain or loss on the unrealized portion of these contracts will be determined by the copper prices in the periods when these contracts settle. During the quarter ended September 30, 2008 the Company entered into additional hedge contracts for the sale of copper for the 2008 and 2009 to protect the Company's cash flow against a decline in the price of copper.

Provision for Loss on Counterparty Default on Derivative Instruments

During the September 30, 2008 quarter the Company recorded a provision of $6.7 million for collection risk of unrealized gains on derivative instruments as described under heading "Derivative Instruments" (page 6).

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the September 2008 quarter was $23.4 million compared to income of $7.6 million in the September 2007 quarter. Cash flow decreased to $7.9 million in the September 2008 quarter compared to $22.2 million in 2007. The $14.3 million decrease is the result of lower operating margins on lower sales volumes and higher unrealized gains on derivative instruments. Cash flow is a measure used by the Company to evaluate its performance, however it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $11.4 million in the September 2008 quarter compared to $8.2 million in 2007. Expenditures in 2008 include $10.3 million at Mount Polley, primarily for stripping of the Springer pit which was completed in August 2008, and expenditures of $1.9 million at Huckleberry and Sterling. Expenditures of $7.2 million in 2007 at Mount Polley were for Springer pit stripping, tailings dam construction and other sustaining capital, and $1.0 million was spent on capital at Huckleberry. Capital expenditures in 2008 and 2007 were financed from cash flow from operations except for a capital lease to finance one mobile mining equipment unit.

Exploration expenditures were $5.8 million in the September 2008 quarter compared to $4.5 million in the September 2007 quarter. In 2008 exploration work was conducted mainly on the Company's Red Chris, Mount Polley and Sterling properties while in 2007 expenditures were mainly for Sterling, Red Chris and Mount Polley.

The price of copper, gold and the US Dollar/CDN Dollar exchange rate have a significant impact on profitability and cash flow generated by the Company's operating mines.

Working Capital

At September 30, 2008 the Company had working capital of $53.0 million, an increase of $44.0 million from working capital of $9.0 million at December 31, 2007. The Mount Polley and Huckleberry mines generated cash flow which improved the working capital position of the Company and provided cash for debt reduction and investment in mineral properties.

Estimated revenue from sale of concentrate is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the expected date of settlement metal prices. Settlement dates are usually four or five months after shipment and therefore, revenues are subject to adjustment for price and exchange rate movements until final settlement. If the large decline in the price of copper subsequent to September 30, 2008 persists the Company will record a large negative adjustment to revenue in the fourth quarter of 2008 for provisionally priced revenue contained in accounts receivables at September 30, 2008. The financial impact of the negative adjustment will be mitigated to the extent that derivative instruments will increase in value and offset a portion of the reduced revenue.

The Company is reviewing its operations at these lower revenue levels to determine if cash on hand, cash flow from Mount Polley and Huckleberry, and credit facilities is sufficient for debt repayment and working capital requirements for the ensuing year.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2007

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2008 and the audited consolidated financial statements of the Company for the year ended December 31, 2007.

Financial Results

Overview

Net income for the nine month period ended September 2008 was $69.4 million ($2.13 per share) compared to income of $8.9 million ($0.28 per share) in the comparative 2007 period.

Operating revenues were $235.2 million in the 2008 period compared to $232.2 million in the comparative 2007 period.

The increased net income for the Company in the nine month period ended September 2008 was the result of higher contribution margin from Mount Polley, gains on derivative instruments, a recovery of share based compensation expense, offset by a provision for loss on counterparty default on derivative instruments and a lower contribution from Huckleberry.

The Company's share of Huckleberry proportionately consolidated in the 2008 period was a income of $5.2 million compared to income of $9.2 million in the comparative 2007 period. The reduction in contribution from Huckleberry was due to mining and milling lower grade ore from the upper benches of the Main Zone Extension pit and lower throughput, offset in part by higher gains on derivative instruments.

Mount Polley operations, after depletion, depreciation and amortization, contributed $89.6 million to operating income in the 2008 period compared to $44.7 million in the comparable 2007 period.

Mineral Production Costs

Mineral production costs were $117.2 million in the nine month period ended September 2008, comprised of $79.2 million from Mount Polley and $38.0 million representing the Company's 50% share of Huckleberry. This compares to $122.0 million in the 2007 period comprised of $90.0 million from Mount Polley and $32.0 million from Huckleberry.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $21.0 million in the 2008 period from $17.9 million in the 2007 period as a result of higher depletion, depreciation and amortization rates and on lower volumes of concentrate sold.

Share Based Compensation

Share based compensation expense was a recovery of $4.5 million in the nine month period ended September 2008 compared to an expense of $14.1 million in the 2007 period. As described under "Share Based Compensation Expense" (page 7) this expense will fluctuate from quarter as a result of the changes in market price of the Company's shares and the accretion of shares under the Company's stock option plans.

Interest Expense on Long Term Debt

Interest expense on long term debt was $0.9 million in the 2008 period down slightly from $1.1 million in 2007 due to a lower level of debt.

Other Interest Expense

Other interest expense was $1.0 million in the 2008 period compared to $2.4 million in 2007 as the Company had lower average levels of short term debt in 2008 compared to the 2007 when the Company borrowed to finance the acquisition of bcMetals.

Financing Costs

Financing costs of $1.1 million in the 2008 period were all related to the $30.0 million revolving credit facility arranged during the first quarter of 2008 to provide working capital and flexibility on the timing of exploration expenditures. These costs include a $0.2 million arrangement fee and $0.9 million related to the fair value of the warrants issued to September 30, 2008 for the $15.0 million drawn on the facility. In 2007 the $0.4 million in financing costs were for the arrangement fee for the $40.0 million facility to purchase bcMetals.

Foreign Exchange Gains and Losses

A $1.4 million foreign exchange gain was recorded in the 2008 period compared a loss of $4.9 million in the 2007 period as the Canadian Dollar weakened against the US Dollar in the September 2008 period compared to strengthening in the 2007 period. These gains and losses are due to foreign exchange rate movements on US Dollar denominated accounts receivable, derivative instrument and margin call deposits; net of US Dollar denominated short term debt and derivative instrument liabilities. These US Dollar balances are the result of Mount Polley and Huckleberry mine operations.

Realized and Unrealized Gains and Losses on Derivative Instruments

A net gain of $6.8 million was recorded during the period ended September 30, 2008 compared to a loss of $42.0 million in the comparative 2007 period. This net gain is for the hedges settled in the period as well as the revaluation of hedges outstanding at the period end. The ultimate gain or loss on the unrealized portion of these contracts will be determined by the copper prices in the periods when these contracts settle. During the period ended September 30, 2008 the Company entered into additional hedge contracts for the sale of copper for the 2008 and 2009 to protect the Company's cash flow against a decline in the price of copper.

Provision for Loss on Counterparty Default on Derivative Instruments

During the September 30, 2008 quarter the Company recorded a provision of $6.7 million for collection risk of unrealized gains on derivative instruments as described under heading "Derivative Instruments" (page 6).

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the nine month period ended September 2008 was $69.4 million compared to net income $8.9 million in the 2007 period. Cash flow increased to $92.5 million in the 2008 period compared to $70.0 million in the 2007 period. The $22.5 million increase is the result of higher operating margins on lower sales volumes and lower realized losses on derivative instruments. Cash flow is a measure used by the Company to evaluate its performance, however it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $29.9 million in the nine month period ended September 2008 compared to $19.5 million in the 2007 period. Expenditures in 2008 included $27.4 million at Mount Polley, primarily for continued stripping of the Springer pit and tailings dam construction, and expenditures of $3.2 million at Huckleberry and Sterling. Expenditures of $16.0 million in 2007 at Mount Polley were for Springer pit stripping, tailings dam construction and other sustaining capital, and $3.4 million was spent on capital at Huckleberry. Capital expenditures in 2008 and 2007 were financed from cash flow from operations except for a capital lease to finance one mobile mining equipment unit.

Exploration expenditures were $9.9 million in the 2008 period compared to $12.0 million in the 2007 period. In 2008 exploration work was conducted mainly on the Company's Red Chris, Mount Polley and Sterling properties while in 2007 expenditures were mainly for Sterling, Mount Polley and Red Chris.

The price of copper, gold and the US Dollar/CDN Dollar exchange rate have a significant impact on profitability and cash flow generated by the Company's operating mines.

Working Capital

At September 30, 2008 the Company had working capital of $53.0 million, an increase of $44.0 million from working capital of $9.0 million at December 31, 2007. The Mount Polley and Huckleberry mines generated cash flow which improved the working capital position of the Company and provided cash for debt reduction and investment in mineral properties.

Estimated revenue from sale of concentrate is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the expected date of settlement metal prices. Settlement dates are usually four or five months after shipment and therefore, revenues are subject to adjustment for price and exchange rate movements until final settlement. If the large decline in the price of copper subsequent to September 30, 2008 persists the Company will record a large negative adjustment to revenue in the fourth quarter of 2008 for provisionally priced revenue contained in accounts receivables at September 30, 2008. The financial impact of the negative adjustment will be mitigated to the extent that derivative instruments will increase in value and offset a portion of the reduced revenue.

The Company is reviewing its operations at these lower revenue levels to determine if cash on hand, cash flow from Mount Polley and Huckleberry, and credit facilities is sufficient for debt repayment and working capital requirements for the ensuing year.

The Company had the following contractual obligations as of September 30, 2008:

Contractual Obligations				Years Ended		Total
(thousands of dollars)	Oct-Dec 2008	2009	2010	2011	2012	
Short term debt	$ -	$ -	$ -	$ -	$ -	$ -
Long term debt	1,180	3,303	1,171	676	-	6,330
Convertible debentures [1]	-	-	13,980	-	-	13,980
Operating leases	87	316	259	254	107	1,023
Capital expenditures & other	4,054	-	-	-	-	4,054
Mineral properties [2]	30	320	323	436	411	1,520
Total	$5,351	$3,939	$15,733	$1,366	$518	$26,907

[1] Assumes non conversion of debentures.

[2] Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2012 is for the year 2012 only.

As at September 30, 2008 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Selected Quarterly Financial Information

				Three Months Ended
Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]	September 30 2008	June 30 2008	March 30 2008	December 31 2007
Total Revenues	$53,642	$124,911	$56,597	$32,747
Equity Income from Huckleberry	-	-	-	-
Net Income	$23,452	$44,236	$1,665	$13,851
Income per share [(1)]	$0.72	$1.35	$0.05	$0.42
Diluted Income per share [(1)]	$0.72	$1.34	$0.05	$0.42
Adjusted Net Income (Loss) [(2)]	$5,361	$42,571	$12,046	$(10,489)
Adjusted Net Income (Loss) per share [(2)]	$0.17	$1.30	$0.37	$(0.32)
Cash Flow [(3)]	$7,891	$66,124	$18,529	$(8,163)
Cash Flow per share [(3)]	$0.24	$2.02	$0.57	$(0.25)
Average LME cash settlement copper price/lb in US$	$3.489	$3.832	$3.522	$3.283
Average US/CDN$ exchange rate	$1.0420	$1.010	$1.004	$0.982
Period end US/CDN$ exchange rate	$1.0599	$1.019	$1.0279	$0.988

				Three Months Ended
Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]	September 30 2007	June 30 2007	March 30 2007	December 31 2006
Total Revenues	$84,784	$93,210	$54,246	$45,659
Equity Income from Huckleberry	-	-	-	$737
Net Income (Loss)	$7,576	$3,224	$(1,922)	$23,827
Income per share [(1)]	$0.23	$0.10	$(0.06)	$0.79
Diluted Income per share [(1)]	$0.23	$0.10	$(0.06)	$0.74
Adjusted Net Income (Loss) [(2)]	$12,184	$19,482	$10,708	$14,232
Adjusted Net Income (Loss) per share [(2)]	$0.37	$0.62	$0.35	$0.47
Cash Flow [(3)]	$22,156	$25,698	$22,185	$18,811
Cash Flow per share [(3)]	$0.71	$0.82	$0.72	$0.62
Average LME cash settlement copper price/lb in US$	$3.499	$3.464	$2.695	$3.215
Average US/CDN$ exchange rate	$1.045	$1.098	$1.172	$1.139
Period end US/CDN$ exchange rate	$0.996	$1.063	$1.153	$1.165

(1) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(2) Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail under the heading Adjusted Net Income.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

In February 2008 the Company entered into a $30.0 million short term revolving working capital facility with a syndicate of lenders which include Edco and a company controlled by Larry Moeller, a director of Imperial. Edco's share of the facility is 75%, Mr. Moeller's share is 8.3% and the balance of 16.7% is held by four funds that are shareholders of the Company. This facility bears interest at 10% per annum, payable monthly, and is due on February 15, 2009. The facility is secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders will be granted one warrant for each $25.00 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225,000 was paid to the lenders. In the March 2008 quarter $15.0 million was drawn on the facility and 600,000 warrants were issued. No further draws were made and the facility was repaid in full in the second quarter of 2008.

Further details on related party transactions can be found in Notes 5, 8(d) and 12 to the unaudited consolidated financial statements for the nine months ended September 30, 2008.

Other

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2007. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective. There has been no significant change in the Company's internal control over financial reporting during the three months ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

General

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at *www.sedar.com*.

As of September 30, 2008 the Company had 32,429,657 common shares outstanding. On a diluted basis, the Company had 36,627,509 common shares outstanding at September 30, 2008.

Outlook

Operations

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is on schedule to be about 80 million pounds of copper, 50 thousand ounces of gold, 600 thousand ounces of silver and 100 thousand pounds of molybdenum during 2008. Strong metals prices in the first nine months of 2008 have allowed the Company to repay all its short term debt. Cash flow generated at the lower copper prices post September 30, 2008 will be applied first to long term debt with the balance available for exploration. Cash flow for 2008 and 2009 is supported by derivative instruments that will see the Company receive certain minimum average copper prices and US Dollar/CDN Dollar exchange rates for a portion of its copper sales and foreign exchange requirements as disclosed under the heading Derivative Instruments.

Quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation, copper and gold prices and the US Dollar/CDN Dollar exchange rate. If the dramatic change in metal prices that occurred recently persists, mining plans for 2009 will be reassessed. The focus at the Company's mining operations will be to reduce metal production costs as far as possible in response.

Fourth quarter 2008 results and working capital will be negatively impacted by reduced copper prices as described under "Liquidity and Capital Resources" (page 14).

Exploration

The Company continues aggressive exploration programs focused on the Red Chris and Sterling properties, and at the Mount Polley and Huckleberry operating mines.

At the Red Chris property, a 17 kilometre exploration access was constructed over a four month period and completed in September 2008. The new road allows all weather access to the site and reduces the need for helicopter support resulting in safer working conditions, extends the working season and lowers exploration cost. The Red Chris camp became operational in September and is currently being upgraded for winter operation. A 12 hole deep drill program is now underway in the East zone. The target depth of these holes is 1,500 metres and work is expected to extend into 2009.

At the Sterling property, the completed phase of the underground drill program included 52 holes totaling over 13,000 feet. The objective of this program was to define and expand the 144 zone. Results confirmed high grade mineralization within the 144 zone; the discovery and definition of the east extension of the 144 zone; the discovery of an open mineralization trend on the west side of the 144 zone; and the discovery of the gold-hosting potential of the latite dike which divides the main 144 zone from the east extension. An operations plan has been submitted and approved, and the required bonding has been placed with the State of Nevada and the Bureau of Land Management that would permit the restart of mining and heap leach operations at the Sterling mine.

Exploration expenditures at Mount Polley were $2.0 million in the September 2008 quarter compared to $0.7 million in the September 2007 quarter. Ongoing exploration drilling at the Southeast, Boundary and Northeast (Wight pit) zones in the September 2008 quarter resulted in all three areas returning intervals of high grade copper-gold mineralization. A total of 21 holes over 4,980 metres were completed. Drilling will continue in 2008 with the focus on further testing of these high grade zones, which could replace the Wight pit ores expected to be depleted this year.

At Huckleberry, the 2008 field season continued to focus on targets arising from the regional exploration program, and six diamond drill holes were completed in the Upper Ridge zone at Whiting Creek.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project will be dependant on the construction of a power line to serve the northwest portion of British Columbia. The Red Chris project received reconfirmation of the Federal environmental assessment when in June 2008 the Federal Court of Appeal ruled to set aside the September 2007 decision by the Federal Court Trial Division. The Company will review the information on the Red Chris project to maximize the economics of the project.

Financing

Debt repayment and working capital requirements for the balance of 2008 are expected to be met from cash on hand, cash flow from the Mount Polley and Huckleberry mines and short term debt facilities.

Acquisitions

Management continues to evaluate potential acquisitions to further grow the Company.

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)
(expressed in thousands of dollars)

	September 30 2008	December 31 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$47,522	$19,421
Short term investments	14,451	10,835
Marketable securities	217	861
Accounts receivable	17,421	25,441
Inventory (Note 3)	19,098	20,005
Derivative instrument assets and margin deposits (Note 9)	11,502	5,217
	110,211	81,780
Derivative instrument assets and margin deposits (Note 9)	3,578	2,304
Mineral Properties	247,976	229,646
Reclamation Deposits	6,338	4,558
Future Income Taxes	2,844	2,348
Other Assets	98	105
	$371,045	$320,741
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$22,837	$26,133
Taxes payable	2,750	6,030
Short term debt (Note 5)	-	23,222
Current portion of long term debt (Note 6)	3,961	4,844
Derivative instrument liabilities (Note 9)	2,297	3,007
Current portion of future site reclamation costs	984	987
Current portion of share based compensation liability (Notes 7 & 8)	473	4,736
Future income taxes	23,862	3,791
	57,164	72,750
Long Term Debt (Note 6)	2,369	4,670
Debt Component of Convertible Debentures	12,292	11,495
Future Site Reclamation Costs	17,448	16,861
Share Based Compensation Liability (Notes 7 & 8)	-	283
Future Income Taxes	37,244	38,390
	126,517	144,449
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	63,653	64,163
Contributed Surplus	918	-
Equity Component of Convertible Debentures	4,808	4,808
Retained Earnings	175,149	107,321
	244,528	176,292
	$371,045	$320,741

See accompanying notes to these financial statements.

Contingent liabilities (Note 15)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

(expressed in thousands of dollars, except share amounts)

	Third Quarter Three Months Ended Sept 30		Year to Date Nine Months Ended Sept 30	
	2008	2007	2008	2007
REVENUES				
Mineral sales	$52,419	$83,623	$233,046	$229,354
Interest income	369	511	893	1,495
Other	854	650	1,211	1,391
	53,642	84,784	235,150	232,240
EXPENSES				
Mineral production and transportation costs	37,361	47,250	117,249	122,033
Mineral property holding costs	275	253	767	841
Accretion of future site restoration costs	284	198	850	596
Depletion, depreciation and amortization	8,073	7,189	20,974	17,890
General and administration	719	454	2,195	1,509
Share based compensation (Notes 7 & 8)	(1,964)	1,497	(4,527)	14,147
Interest on long term debt	296	336	895	1,088
Other interest	22	846	1,031	2,379
Interest accretion on short and long term debt	273	254	797	783
Financing costs (Note 8 (d))	-	-	1,143	400
Foreign exchange (gain) loss	(1,582)	1,904	(1,444)	4,901
	43,757	60,181	139,930	166,567
INCOME BEFORE THE UNDERNOTED	9,885	24,603	95,220	65,673
Realized (losses) on derivative instruments (Note 9)	(1,368)	(6,050)	(7,691)	(8,151)
Unrealized gains (losses) on derivative instruments (Note 9)	30,405	(5,185)	14,530	(33,836)
Provision for loss on counterparty default on derivative instruments (Note 9 (a))	(6,664)	-	(6,664)	-
Other	(234)	(232)	(976)	(11)
INCOME BEFORE TAXES	32,024	13,136	94,419	23,675
Income and mining taxes	8,572	5,560	25,066	14,797
NET INCOME AND COMPREHENSIVE INCOME	$23,452	$7,576	$69,353	$8,878
Income Per Share				
Basic	$0.72	$0.23	$2.13	$0.28
Diluted	$0.72	$0.23	$2.11	$0.28
Weighted Average Number of Common Shares Outstanding (Note 11)				
Basic	32,531,681	32,648,080	32,633,543	31,592,460
Diluted	32,697,506	33,327,925	32,909,656	32,168,677

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in thousands of dollars, except share amounts)

	Share Capital			Equity Component		
	Number of Shares	Amount	Contributed Surplus	of Convertible Debentures	Retained Earnings	Total
Balance December 31, 2006	30,729,577	$47,682	$4,049	$4,808	$84,592	$141,131
Issued for cash on exercise of options	624,667	7,128	(583)	-	-	6,545
Issued for cash on exercise of warrants	1,335,000	9,353	(1,343)	-	-	8,010
Transfer of contributed surplus on revision of stock option plan payment alternatives	-	-	(3,044)	-	-	(3,044)
Share based compensation	-	-	921	-	-	921
Net income	-	-	-	-	22,729	22,729
Balance December 31, 2007	32,689,244	64,163	-	4,808	107,321	176,292
Purchase of common shares for cancellation pursuant to normal course issuer bid (Note 8 (c))	(259,587)	(510)	-	-	(1,525)	(2,035)
Warrants issued for drawdown on Line of Credit Facility (Note 8 (d))	-	-	918	-	-	918
Net income	-	-	-	-	69,353	69,353
Balance September 30, 2008	32,429,657	$63,653	$918	$4,808	$175,149	$244,528

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Third Quarter		Year to Date	
	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2008	2007	2008	2007
OPERATING ACTIVITIES				
Net income	$23,452	$7,576	$69,353	$8,878
Items not affecting cash flows				
Depletion, depreciation and amortization	8,073	7,189	20,974	17,890
Share based compensation, net of cash paid	(1,964)	895	(4,546)	11,490
Accretion of debt and future site restoration costs	557	452	1,647	1,379
Unrealized foreign exchange (income) loss	(234)	(1,461)	(346)	952
Future income taxes	8,355	2,077	18,429	(2,535)
Unrealized losses (gains) on derivative instruments	(30,405)	5,185	(14,530)	33,836
Non cash financing costs	-	-	918	-
Other	57	243	645	53
	7,891	22,156	92,544	70,039
Increase in cash on change in method of accounting for Huckleberry Mines Ltd.	-	-	-	4,792
Net change in non-cash operating balances (Note 10)	55,859	(29,927)	10,785	(21,877)
Cash provided by operating activities	63,750	(7,771)	103,329	52,954
FINANCING ACTIVITIES				
Proceeds of short term debt	3,061	40,589	83,800	119,918
Repayment of short term debt	(11,119)	(28,097)	(107,043)	(82,590)
Repayment of long term debt	(1,315)	(1,473)	(3,895)	(4,558)
Issue of share capital, net of share issue costs	-	1,193	-	9,438
Purchase of common shares for cancellation (Note 8 (c))	(1,709)	-	(2,035)	-
Cash (used in) provided by financing activities	(11,082)	12,212	(29,173)	42,208
INVESTMENT ACTIVITIES				
(Increase) decrease in short term investments	(2,500)	-	(3,616)	1,312
Increase in non current derivative instruments and margin deposits investments	(920)	-	(1,274)	-
Acquisition of investment on bcMetals, net of cash acquired of $2,517	-	238	-	(58,668)
Acquisition and development of mineral properties	(17,246)	(12,726)	(39,821)	(31,521)
Increase in future site reclamation deposits	(1,620)	(95)	(1,713)	(258)
Other	(9)	(149)	2	(180)
Cash used in investment activities	(22,295)	(12,732)	(46,422)	(89,315)
EFFECT OF FOREIGN EXCHANGE ON CASH BALANCES	142	9	367	(1,406)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	30,515	(8,282)	28,101	4,441
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	17,007	34,771	19,421	22,048
CASH AND CASH EQUIVALENTS, END OF PERIOD	$47,522	$26,489	$47,522	$26,489

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	September 30 2008	December 31 2007
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:		
Cash in bank	$22,618	$9,373
Short term money market investments	24,904	10,048
	$47,522	$19,421

	Third Quarter Three Months Ended Sept 30		Year to Date Nine Months Ended Sept 30	
	2008	2007	2008	2007
OPERATING ACTIVITIES				
Interest expense paid	$130	$886	$1,758	$3,069
Income taxes paid	$1,337	$5,946	$9,917	$7,816

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended September 30, 2008:
(a) the Company purchased $711 of mobile mining equipment which was financed via a capital lease (Note 6).
(b) the Company received marketable securities with a fair value of $20 as option payments on a mineral properties.

During the three months ended September 30, 2007:
(a) the Company reclassified $185 of contributed surplus arising from stock based compensation to share capital on the exercise of options and warrants.

During the nine months ended September 30, 2008:
(a) the Company issued 600,000 warrants with a fair value of $918 in connection with a short term facility (Note 8 (d)).
(b) the Company received marketable securities with a fair value of $36 as option payments on a mineral properties.
(c) the Company purchased $711 of mobile mining equipment which was financed via a capital lease (Note 6).

During the nine months ended September 30, 2007:
(a) the Company reclassified $1,926 of contributed surplus arising from stock based compensation to share capital on the exercise of options and warrants.
(b) the Company received marketable securities with a fair value of $142 as option payments on a mineral properties.

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. All inter-company balances and transactions have been eliminated upon consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The Company's external auditors have not reviewed these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) The accounting policies followed in preparation of these interim financial statements are the same as those used by the Company as disclosed in the annual audited financial statements for the year ended December 31, 2007. Certain information and note disclosures have been omitted. The financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2007.

(b) Capital Disclosures and Financial Instruments- Disclosures and Presentation

The Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(c) Inventories

The Company adopted the new standards on inventories that were issued by the Canadian Institute of Chartered Accountants: Section 3031 Inventories ("Section 3031"), which replaces Section 3030. Section 3031 establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company's consolidated financial position and results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

3. INVENTORY

	September 30 2008	December 31 2007
Concentrate	$8,701	$9,723
Supplies	10,397	10,282
	$19,098	$20,005

4. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts representing the Company's interests in joint ventures consisting primarily of a 50% interest in Huckleberry assets, liabilities and results of operations:

Balance Sheet	September 30 2008	December 31 2007
Current Assets		
Cash and cash equivalents	$15,003	$18,669
Short term investments	14,451	10,835
Other current assets	15,421	11,859
	44,875	41,363
Mineral property	23,276	25,689
Other	5,190	3,917
	73,341	70,969
Current Liabilities		
Accounts payable and other current liabilities	(9,721)	(13,355)
Future site restoration costs	(13,850)	(13,199)
	$49,770	$44,415

Statement of Income and Comprehensive Income	Three Months Ended Sept 30 2008	Nine Months Ended Sept 30 2008
Revenues	$11,694	$50,307
Expenses	14,450	44,574
Income (loss) before undernoted	(2,756)	5,733
Gains on derivative instruments	11,710	2,532
Income and mining taxes	(2,760)	(3,028)
Net Income and Comprehensive Income	$6,194	$5,237
Statement of Cash Flows		
Operating activities	$6,615	$4,469
Financing activities		-
Investment activities	(6,895)	(8,501)
Effect of foreign exchange on cash balances	142	367
Decrease in cash and cash equivalents	$(138)	$(3,665)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The Company holds a 35% interest in the Porcher Island Joint Venture whose only asset is the Porcher Island mineral property $481 (December 31, 2007 - $411) and only liability is accounts payable $nil (December 31, 2007 - $49). There have been no operations since the inception of the Porcher Island Joint Venture as the joint venture is currently in the exploration stage. The balances related to the Porcher Island Joint Venture are included in the disclosure above.

5. SHORT TERM DEBT

	September 30 2008	December 31 2007
Credit facility from a related party	$ -	$10,000
Concentrate advances of US$nil (2007-US$13,381)	-	13,222
	$ -	$23,222

6. LONG TERM DEBT

During the three months ended September 30, 2008 the Company entered into a capital lease for mobile mining equipment. The asset and related long term debt was recorded at $711, this being the fair value of the mobile mining equipment at inception of the lease. The interest rate on the lease is 5.5% per annum. Payments over the 24 month lease term inclusive of interest are $31 per month.

7. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 8 (b)). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

	Three Months Ended Sept 30 2008	Year Ended December 31 2007
Balance, beginning of period	$5,019	$ -
Recognition of initial liability on amendment to the stock option plans	-	14,909
Share based compensation	(4,527)	(1,932)
Current period payment for options exercised	(19)	(2,842)
Transferred to share capital on issuance of common shares	-	(5,116)
Balance, end of period	473	5,019
Less portion due within one year	(473)	(4,736)
	$ -	$283

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

8. SHARE CAPITAL

(a) Share Capital

Authorized
50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)
Unlimited number of Common Shares without par value

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At September 30, 2008, 1,261,299 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three or five year period.

In June 2007 the Company amended its outstanding Share Option Plans providing all option holders the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise. As a result of this change to the Share Option Plans, generally accepted accounting principles result in a liability being recorded for the intrinsic value of the stock options (Note 7).

A summary of the status of the Company's Share Option Plan as of September 30, 2008 and changes during the period is presented below:

	Nine Months Ended September 30, 2008		Year Ended December 31, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,261,667	$7.38	1,996,333	$4.94
Granted	725,000	$8.82	190,000	$12.42
Exercised	(5,000)	$6.60	(909,666)	$3.01
Lapsed	-	-	(15,000)	$10.90
Outstanding at end of period	1,981,667	$7.91	1,261,667	$7.38
Options exercisable at end of period	1,036,668	$6.81	500,000	$6.64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The following table summarizes information about the share options outstanding at September 30, 2008:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$ 5.30	133,334	3.3 years	66,668
$ 6.60	893,333	1.9 years	893,333
$ 6.80	8,000	1.3 years	8,000
$ 8.82	725,000	10.3 years	-
$ 9.10	47,000	3.3 years	27,000
$10.90	75,000	4.3 years	25,000
$13.26	50,000	5.3 years	-
$14.30	50,000	5.3 years	16,667
	1,981,667	5.3 years	1,036,668

(c) Normal Course Issuer Bid ("NCIB")

During the nine months ended September 30, 2008 the Company had two NCIB's. The first NCIB, the 2007/2008 bid, covered the period September 20, 2008 to September 19, 2008. Pursuant to the 2007/2008 NCIB, the Company was authorized by the Toronto Stock Exchange ("TSX") to purchase up to 1,305,150 common shares of the Company with daily purchases not to exceed 11,787 common shares, subject to certain prescribed exceptions.

On September 18, 2008 the TSX accepted for filing the Company's Notice for its 2008/2009 NCIB to be transacted through the facilities of the TSX.

Pursuant to the 2008/2009 NCIB, the Company may purchase up to 1,297,834 common shares, which represents approximately 4% of the total 32,445,857 common shares of the Company issued and outstanding as of September 9, 2008. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2008 and ending September 22, 2009. Pursuant to TSX policies, daily purchases made by the Company will not exceed 3,381 common shares or 25% of the Company's average daily trading volume of 13,526 common shares on the TSX, subject to certain prescribed exceptions. The shares acquired under the 2008/2009 NCIB will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the 2008/2009 NCIB will be financed out of the working capital of the Company.

In the nine months ending September 30, 2008 the Company purchased for cancellation 259,587 common shares pursuant to the NCIB's at a cost of $2,035. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. From October 1 to November 3, 2008 the Company purchased 155,300 shares at a cost of $565 under the 2008/2009 NCIB.

(d) Warrants

In conjunction with advances on a revolving Line of Credit facility entered into in the first quarter of 2008, the Company issued 600,000 share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at $10.00 per share to July 31, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The revolving Line of Credit facility is from a syndicate of lenders, including a company controlled by a significant shareholder and a company controlled by a director, is payable on demand with interest at 10% per annum, payable monthly, and due on February 15, 2009. The credit facility is secured by a floating charge on all the assets of the Company plus guarantees from the Company's wholly owned subsidiaries Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders will be granted one warrant for each $25 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted.

The fair value of the warrants issued for the Line of Credit facility were estimated at the date of issue using the Black-Scholes pricing model, based on the following terms and assumptions:

Number of warrants	600,000
Exercise price	$10.00
Dividend yield	0%
Risk free interest rate	3.08%
Expected life	1.43 years
Expected volatility	46%
Estimated fair value per warrant	$1.53

The determination of expected volatility contained in the Black-Scholes pricing model is based on subjective assumptions which can materially affect the fair value estimate of the warrants at the date of grant.

9. DERIVATIVE INSTRUMENTS AND MARGIN CALL DEPOSITS

	September 30 2008	December 31 2007
Assets		
Current		
Forward sales assets [US$3,358 (2007-US$Nil)]	$3,559	$ -
Put options purchased [US$7,494 (2007-US$5,280)]	7,943	5,217
	$11,502	$5,217
Non-current		
Security deposits with counterparties [US$1,000 (2007-US$1,000)]	$1,051	$988
Forward sales assets [US$1,629 (2007-US$nil)]	1,727	-
Put options purchased [US$755 (2007-US$1,332)]	800	1,316
	$3,578	$2,304
Liabilities		
Current		
Call options sold [US$2,167 (2007-US$2,245)]	$2,297	$2,220
Forward sale obligations [US$nil (2007-US$798)]	-	787
	$2,297	$3,007

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

At September 30, 2008 the Company had entered into various contracts to protect the cash flow from the Mount Polley and Huckleberry mines against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments. As a result, the Company records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of September 30, 2008 depending on the attributes of the contracts.

(a) Counterparty Default on Derivative Instruments

At September 30, 2008 a portion of the Company's derivative instruments were with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman Brothers Holdings Inc. ("Lehman"). Both Lehman and LBCS have filed for bankruptcy protection. LBCS was not able to provide valuation of the derivative instruments (the "LBCS derivatives") held by the Company at September 30, 2008 and therefore the Company obtained valuations of the derivatives from other counterparties and recorded the value of the LBSC derivatives in its accounts based on those valuations. Due to the decline in the price of copper from the date the LBCS derivatives were entered into the valuation of the LBCS derivatives at September 30, 2008 was $6,664 in favour of the Company. As a result of the bankruptcy filing of LBCS and Lehman, the uncertainty regarding the timing of, and the ultimate recovery of the LBCS derivatives, the Company has made a provision at September 30, 2008 for the gain of $6,664 , all unrealized, related to LBCS derivatives.

The LBCS derivatives held at September 30, 2008 are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
October 2008	-	$3.55	-	1,323,000
January to December 2009	$3.00	$4.40	7,275,000	7,275,000
July to December 2009	$3.10	$4.08	7,275,000	7,275,000

Subsequent to September 30, 2008 the Company gave notice of default and termination of the derivative instruments to LBCS. The value of the LBCS derivatives on the termination date was US$21,901. The LBCS derivatives consisted of puts purchased by the Company which were financed by the sale of calls with no net cash outlay by the Company. The net impact on the financial statements of the Company resulting from the loss of the LBCS derivatives is the same as if the Company had never entered into the derivative instruments with LBCS.

(b) Balances at September 30, 2008

The September 30, 2008 balance sheet and the derivative instruments held by the Company shown below exclude the LBCS derivatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices and the US Dollar/CDN Dollar exchange rate.

All of the Company's derivative instrument contracts are settled on a financial basis. No physical sale or transfer of copper or US Dollars will take place pursuant to the contracts.

Option contracts outstanding at September 30, 2008 for copper are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
October to December 2008	$3.00	$3.83	7,937,000	7,937,000
October to December 2008	$2.00	-	2,067,000	-
January to December 2009	$3.06	$3.91	10,582,000	10,582,000
January to December 2009	$1.82	-	14,964,000	-
January to March 2010	$1.80	-	4,299,000	-

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

Forward sales contracts for copper, all related to Huckleberry production, outstanding at September 30, 2008 are as follows:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
October to December 2008	$3.45	4,023,000
January to March and October to December 2009	$3.25	5,291,000
January to March 2010	$3.23	2,314,000

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the forward copper price specified in the contract.

(c) Transactions Subsequent to September 30, 2008

From October 1, 2008 to November 3, 2008 the Company purchased put options and sold call options to manage its exposure to changes in the US Dollar/CDN Dollar exchange rate. These contracts are all related to Huckleberry production. The net US Dollar/CDN Dollar and the exercise price under option contracts are as follows:

	Weighted Average			
	Minimum US Dollar/CDN Dollar Exchange Rate	Maximum US Dollar/CDN Dollar Exchange Rate	Put Options Purchased	Call Options Sold
Contract Period			*US Dollars*	*CDN Dollars*
November to December 2008	$1.15	$1.34	6,000,000	6,000,000
January to March 2009	$1.15	$1.34	9,000,000	9,000,000

The Company will receive/pay the counterparty the difference between the US Dollar spot market rate on a specified date and the US Dollar rate specified in the put/call option contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

10. SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended Sept 30	
	2008	2007
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$46,034	$(32,239)
Inventory	(1,660)	4,591
Derivative instrument assets and margin call deposits	(4,217)	3,456
Accounts payable and accrued liabilities	4,309	1,389
Taxes payable	(1,120)	(2,464)
Derivative instrument liabilities	12,513	(4,660)
	$55,859	$(29,927)

	Nine Months Ended Sept 30	
	2008	2007
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$8,030	$(27,367)
Inventory	1,803	1,443
Derivative instrument assets and margin call deposits	-	9,863
Accounts payable and accrued liabilities	(3,303)	(1,419)
Taxes payable	(3,280)	9,516
Derivative instrument liabilities	7,535	(13,913)
	$10,785	$(21,877)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

11. INCOME PER SHARE

The following table sets out the computation of basic and diluted net income, net of tax per common share:

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2008	2007	2008	2007
Numerator:				
Net Income	$23,452	$7,576	$69,353	$8,878
Denominator:				
Basic weighted-average number of common shares outstanding	32,531,681	32,648,080	32,633,543	31,592,460
Effect of dilutive securities:				
Stock options	165,825	679,845	276,113	576,217
Warrants	-	-	-	-
Diluted potential common shares	165,825	679,845	276,113	576,217
Diluted weighted-average number of common shares outstanding	32,697,506	33,327,925	32,909,656	32,168,677
Basic net income per common share	$0.72	$0.23	$2.13	$0.28
Diluted net income per common share	$0.72	$0.23	$2.11	$0.28

Excluded from the calculation of diluted net income per common share for the nine months ended September 30, 2008 were 947,000 shares (September 30, 2007 – 50,000 shares) related to stock options, 1,616,185 shares (September 30, 2007 – 1,616,185 shares) related to the convertible debentures and 600,000 shares (September 30, 2007 – nil) related to the warrants because their effect was anti-dilutive.

Excluded from the calculation of diluted net income per common share for the three months ended September 30, 2008 were 947,000 shares (September 30, 2007 – nil shares) related to stock options, 1,616,185 shares (September 30, 2007 – 1,616,185 shares) related to the convertible debentures and 600,000 shares (September 30, 2007 – nil shares) related to the warrants because their effect was anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

12. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

	September 30 2008	December 31 2007
Short term debt (Note 5)	$ -	$10,000
Convertible debentures (at face value)	$9,750	$9,750

	Nine Months Ended Sept 30	
	2008	2007
Interest expense on long term debt	$439	$438
Other interest expense	$487	$1,677
Financing costs	$187	$400
Warrants issued for financing costs (Note 8(d))	$765	$ -

13. SEGMENTED INFORMATION

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2008	2007	2008	2007
Revenue by geographic area				
Japan	$18,892	$38,484	$140,534	$155,488
United States	19,394	26,899	29,219	52,240
Europe	14,209	18,251	63,386	21,678
Canada	1,147	1,150	2,011	2,834
	$53,642	$84,784	$235,150	$232,240

In the nine months ended September 30, 2008, the Company had five principal customers (September 30, 2007-four principal customers) with each customer accounting for 26%, 23%, 17%, 13% and 13% of revenues (September 30, 2007 – 23%, 22%, 17% and 16% of revenues).

In the three months ended September 30, 2008, the Company had four principal customers (September 30, 2007 - four principal customers) with each customer accounting for 36%, 28%, 26% and 13% of revenues (September 30, 2007 – 32%, 21%, 20% and 17% of revenues).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

14. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2007.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counter parties related to derivative instruments, long term debt, convertible debt and equity attributable to common shareholders, comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables, and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. (Note 9(a)) has demonstrated that counterparty risk going forward will be significantly greater than in the past.

In the September 2008 quarter, the Company's credit risk changed significantly from the prior year as a result of the current economic uncertainty, related reduction in credit liquidity and increase in counterparty risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory, a $30,000 revolving credit facility expiring February 15, 2009 and a $1,000 Line of Credit with a financial institution.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered in when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has changed significantly from the prior year as a result in the rapid drop in the price of copper subsequent to September 30, 2008, partially offset by a beneficial change due to the US Dollar/CDN Dollar exchange rate. These changes have sharply reduced operating margins and cash flow. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short term debt. If the US Dollar had been 10% higher/lower and all other variables were held constant, net income and comprehensive income for the nine and three months ended September 30, 2008 would have been higher/lower by $2,800 and $641 respectively. Prior to September 30, 2008 the Company had not entered into any derivative contracts to manage this risk. Subsequent to September 30, 2008 the Company entered into derivative instruments to manage the US Dollar/CDN Dollar exchange rate related to Huckleberry production (Note 9(c)).

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Presently, the majority of the Company's outstanding borrowings are at fixed interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company in the nine and three months ended September 30, 2008 on its outstanding borrowings was 6.3% and 5.6% respectively.

If interest rates had been 100 basis points higher/lower on the Company's floating rate debt and all other variables were held constant, the amount of interest expense during the nine and three months ended September 30, 2008 would have increased/decreased by $92 and $7 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities and share based compensation liabilities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Share based compensation liabilities arise because the option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise.

The sensitivity analyses below have been determined based on the exposure to equity price risks at the reporting date.

If equity prices had been 5% higher or lower:

- net income for the nine and three months ended September 30, 2008 would have decreased/increased by $300 and $84 respectively, as a result of the change in the equity price of the Company's common shares and the equity prices of marketable securities. The Company does not hold significant balances of marketable securities and therefore the impact on net income would be minimal. Changes in the fair value of the marketable securities and share based compensation have been reflected in net income for the quarter; and
- other comprehensive income would not have changed as a result of changes in the fair value of marketable securities and share based compensation liabilities.

The Company's sensitivity to equity prices has not changed significantly from the prior year.

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. The Company has no short term debt at September 30, 2008. Management believes that the carrying value of long term debt approximates fair value. Although the interest rates and credit spreads have changed since the long term debt was issued the fixed rate portion of the long term debt is close to maturity, will not be refinanced and therefore the carrying value is not materially different from fair value. The debt component of the convertible debentures is estimated to have a fair value of $11,761 at September 30, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

15. CONTINGENT LIABILITIES

In 2007 the Company acquired bcMetals Corporation which is a party to three legal actions and one contingent liability pertaining to the Red Chris project. The status of these actions is as follows:

(a) Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act

The Federal Court of Appeal has set aside the earlier decision by the Federal Court Trial Division, and reconfirmed the Federal environmental assessment of the Red Chris project, which concluded the project is unlikely to cause significant adverse environmental effects.

The application of MiningWatch Canada for judicial review of the Federal environmental assessment under the Canadian Environmental Assessment Act ("CEAA") was dismissed. Federal regulatory authorities are now authorized to issue regulatory approvals for the Red Chris project to proceed.

Appeals had been filed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada, and by Red Chris Development Company Ltd., a wholly owned subsidiary of Imperial Metals Corporation, in connection with the September 25, 2007 ruling of the Federal Court of Canada, which set aside the Federal screening report of bcMetals' Red Chris project issued in May 2006. At issue was the nature of the discretion of the responsible Federal authorities to scope a project under the CEAA.

The Red Chris project was subject to both Provincial and Federal environmental review. Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information, including the fact the project was undergoing a full Provincial environmental assessment, it was determined the Federal environmental assessment would proceed by way of a screening report. Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full co-operation with the responsible Federal authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental and socio-economic elements of the Red Chris project, and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace and Stewart, the government agent's office in Dease Lake, and band offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the B.C. Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris project.

In July 2005 the Provincial environmental assessment report concluded the Red Chris project was not likely to cause significant adverse environmental effects. The Red Chris project subsequently received a Provincial Environmental Certificate. In April 2006 the responsible Federal authorities issued their screening report, which also concluded the project was not likely to cause significant adverse environmental effects.

The appeal to the Federal Court of Appeal essentially involved matters of statutory interpretation. The Court concluded the responsible Federal authorities have discretion to define and redefine the scope of a project for the purposes of tracking an environmental assessment as a screening under section 18 of CEAA or as a comprehensive review under section 21 of CEAA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The Federal Court of Appeal noted in its decision that the conclusions of the scoping decision by the responsible Federal authorities were not challenged.

MiningWatch Canada filed an application with the Supreme Court of Canada on September 16, 2008 seeking leave to appeal the decision of the Federal Court of Appeal issued on June 13, 2008 confirming the validity of the federal environmental assessment of the Red Chris Mining Project under the CEAA.

The respondents to the leave application, being the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada, and by Red Chris Development Company Ltd., a wholly owned subsidiary of Imperial Metals Corporation, have opposed the MiningWatch application. It will take some months before the Supreme Court of Canada issues a procedural ruling as to whether or not it will grant, or deny the application of MiningWatch to proceed with an appeal.

(b) Glencore Ltd.

In November 2006 Glencore commenced an action against bcMetals seeking to enforce a contract for the sale of copper concentrates from the Red Chris project. bcMetals has counter-claimed against Glencore seeking damages for contractual interference. This action is in the discovery stage.

(c) American Bullion Minerals Ltd. ("ABML")

In October 2006, two minority shareholders of ABML ("Petitioners") filed a Petition in the Supreme Court of British Columbia seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and an order that bcMetals, the 52% owner of the issued shares of ABML, purchase the shares of the minority shareholders of ABML. The Petitioners are also seeking to certify the Petition as a class action proceeding. All matters complained of by the Petitioners predate the acquisition of bcMetals by Imperial Metals Corporation.

The Petitioners also filed an interim motion seeking to have the bankruptcy of ABML annulled. The interim motion was successful and the bankruptcy was annulled on May 21, 2008.

On August 1, 2008 the Court appointed three directors to the Board of ABML, one from among the nominees of the Petitioners and two from among the nominees of Imperial Metals Corporation.

The monetary impact to Imperial Metals Corporation of the Petitioners obtaining an order certifying their petition as a class action proceeding and obtaining an order that bcMetals purchase the shares of the minority shareholders of ABML is not quantifiable at this time. Imperial Metals Corporation has expressed an interest in purchasing the shares of the minority shareholders of ABML subject to such regulatory approvals that will be required given that ABML a reporting issuer, has been cease traded since 2001 and is delisted.

(d) Jiangxi Copper

In February 2007 bcMetals was asked to pay a US$1,000 break fee to Global International Jiangxi Copper Mining Company Limited for non completion of a proposed limited partnership for the development of the Red Chris project. The Company's position is that not all of the underlying conditions of the agreement have been met and therefore no break fee is payable. No amount has been accrued in these financial statements in connection with the requested break fee. Should bcMetals be required to pay a break fee, the amount paid will be charged to expense in the Statement of Income.

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CORPORATE INFORMATION

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations: 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

Auditors
Deloitte & Touche LLP
Vancouver, BC

Bankers
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1
Toll Free 800.564.6253
service@computershare.com
www.computershare.com

Share Structure:	September 30, 2008
Outstanding:	32,429,657
Fully Diluted:	36,627,509
Market Capitalization:	$223.8 M

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates are to be directed to Computershare.

TSX:III

DIRECTORS

Pierre Lebel, Chairman 1/2/3
Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

END